PE 12/31/2015



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





15008716

January 21, 2016

Dane Allen
QEP Resources, Inc.
dane.allen@qepres.com

Re: QEP Resources, Inc.
Incoming letter dated December 31, 2015

Dear Mr. Allen:

This is in response to your letter dated December 31, 2015 concerning the shareholder proposal submitted to QEP Resources by John Chevedden. We also have received a letter from the proponent dated January 4, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB MEMORANDUM M-07-16

January 21, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: QEP Resources, Inc.
Incoming letter dated December 31, 2015

The proposal relates to special meetings.

There appears to be some basis for your view that QEP Resources may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of QEP Resources' request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if QEP Resources omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

January 4, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
QEP Resources, Inc. (QEP)
Special Meeting
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 31, 2015 no-action request.

The company does contest that its stock lost 67% of its value in a bull market.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: Dane Allen <Dane.Allen@qepres.com>



December 31, 2015

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: QEP Resources, Inc.
Stockholder Proposal of John Chevedden
Securities Exchange Act of 1934 — Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by QEP Resources, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company has received a stockholder proposal and supporting statement (the "Proposal") from John Chevedden (the "Proponent") for inclusion in the proxy materials for the Company's 2016 annual meeting of stockholders (the "Proxy Materials").

The Company hereby advises the staff of the Division of Corporation Finance (the "Staff") that it intends to exclude the Proposal from its 2015 Proxy Materials. The Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal pursuant to Rule 14a-8(f), as the Proponent has not demonstrated that he has continuously held at least $2,000 in market value, or 1%, of the Company's securities for at least one year by the date the Proponent submitted the Proposal, as required by Rule 14a-8(b).

By copy of this letter, we are advising the Proponent of the Company's intention to exclude the Proposal. In accordance with Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008), we are submitting by electronic mail (i) this letter, which sets forth our reasons for excluding the Proposal; and (ii) the Proponent's letter submitting the Proposal.

Pursuant to Rule 14a-8(j), we are submitting this letter not less than 80 days before the Company intends to file its Proxy Materials.

I. Background.

On November 30, 2015, the Company received the Proposal, which is attached to this letter as **Exhibit A**. The correspondence accompanying the Proposal indicated that Rule 14a-8 requirements would be met, including the continuous ownership of the required stock value.

On December 8, 2015, the Company received a copy of a letter from the Proponent forwarding correspondence from Mr. George Stasinopoulos of Fidelity Investments (the

Independence Plaza \ 1050 17th Street, Suite 800 \ Denver, Colorado 80265
P 303.672.6900 \ F 303.294.9632 \ W qepres.com

"Fidelity Investments Letter"), purportedly verifying the Proponent's eligibility to submit the Proposal. The Fidelity Investments Letter (attached hereto as **Exhibit B** states that the Proponent, Mr. John R. Chevedden, has held no fewer than 100 shares of QEP Resources, Inc. since November 1, 2014. Because the Fidelity Investments Letter did not state a specific number of shares held by the Proponent, on December 9, 2015 the Company contacted Mr. Stasinopoulos to clarify if more than 100 shares were owned by the Proponent. Mr. Stasinopoulos verbally indicated that the Proponent had owned exactly 100 shares since November 1, 2014.

On December 11, 2015, the Company sent a letter to the Proponent acknowledging receipt of the Proposal and notifying the Proponent that he had failed to include with the Proposal the required proof of beneficial ownership of the Company's common stock (the "Deficiency Notice"). The Deficiency Notice (attached hereto as **Exhibit C**) requested that the Proponent provide the Company with documentation regarding his ownership of Company securities and specifically explained:

• the ownership requirements of Rule 14a-8(b);
• the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b); and
• that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice.

On December 14, 2015, the Company received an email from the Proponent that disclosed the 2013 purchase price of the shares owned, but the Proponent did not provide any additional information as to the number of shares owned by the Proponent. A copy of this email is attached hereto as **Exhibit D**.

The Proponent's deadline for responding to the Deficiency Notice was December 25, 2015, which is 14 calendar days from December 11, 2015, the date the Proponent received the Deficiency Notice. As of the date of this letter, the Company has not received any additional correspondence from the Proponent.

II. Basis for Exclusion.

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. Specifically, Rule 14a-8(f) provides that (i) within 14 days of receiving the proposal, the company must notify the proponent in writing of any procedural or eligibility deficiencies and provide the proponent with the timeframe for the proponent's response and (ii) the proponent must respond to the company and correct such deficiency within 14 days from the date the proponent received the company's notification.

The Company satisfied its obligation under Rule 14a-8(f) by sending the Deficiency

Notice to the Proponent eleven days after receipt of the Proposal, stating that the Proponent had not met the eligibility requirements of Rule 14a-8(b) and requesting verification of the Proponent's sufficient stock ownership for at least one year by the date the Proponent submitted the Proposal. The Deficiency Notice clearly informed the Proponent of the eligibility requirements of Rule 14a-8(b), how to cure the eligibility deficiency and the need to respond to the Company to cure the deficiency within 14 days from the receipt of the Deficiency Notice.

As discussed below, the Proponent failed to provide timely documentary evidence of his eligibility to submit a stockholder proposal in response to the Company's proper and timely Deficiency Notice. The Fidelity Investments Letter indicates that the Proponent has held no fewer than 100 shares of Company's since November 1, 2014. Thus, while the Fidelity Investments Letter indicates that the Proponent has continuously held shares in the Company for more than one year, it fails to establish that the Proponent has continuously held a sufficient amount shares to satisfy the minimum ownership requirements of 14a-8(b). The Company has received no further correspondence from the Proponent regarding his proof of the number of shares owned. Accordingly, the Company intends to exclude the Proposal under Rule 14a-8(f) because the Proponent failed to supply, within 14 days of receipt of the Deficiency Notice, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as required by Rule 14a-8(b).

The Proponent has not demonstrated continuous ownership of at least $2,000 in market value, or 1%, of the Company's securities.

Rule 14a-8(b) provides that, in order to be eligible to submit a proposal, a stockholder must have "*continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the [company's meeting of stockholders]* for at least one year by the date [the stockholder] submit[ted] the proposal." (Emphasis added). In Staff Legal Bulletin No. 14, the Staff stated that to determine whether a stockholder satisfied the minimum stock ownership requirement, the Staff looks "at whether, on any date within the 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater."

During the 60 calendar days immediately prior to November 30, 2015, the date on which the Proponent submitted the Proposal, the highest selling price of the Company's stock was $16.95 on November 3, 2015. The Fidelity Investments Letter confirmed that the Proponent has continuously owned no fewer than 100 shares of QEP Resources, Inc. Thus, the highest amount of shares that the Proponent has effectively demonstrated continuous ownership of is 100 shares. Multiplying the highest selling price of $16.95 by the 100 shares that the Proponent has demonstrated continuous ownership of yields a market value of $1,695, which does not meet the $2,000 minimum value required by Rule 14a-8(b). In addition, as stated in the Company's Form 10-Q for the quarterly period ended September 30, 2015, as of September 30, 2015 there were 167,736,956 shares of the Company's common stock outstanding. The 100 shares which the Proponent has demonstrated continuous ownership of represent less than 1% of the Company's securities entitled to be voted at the next annual meeting of stockholders. Accordingly, the

Proponent has not demonstrated his continuous ownership of at least $2,000 in market value, or 1%, of the Company's securities.

The Staff has consistently concurred in the exclusion of Proposals under Rule 14a-8(f) where the proponent has failed to provide satisfactory evidence of continuous ownership of at least $2,000 in market value, or 1%, of the company's securities, as required by Rule 14a-8(b). *See, e.g., Coca-Cola Co.* (avail. Dec. 16, 2014) (concurring with the exclusion of a proposal where the proponent held 40 shares and the market value of these shares was $1,794.80); *PulteGroup, Inc.* (avail. Jan. 6, 2012) (concurring with the exclusion of a proposal where the proponent held 246 shares and the market value of these shares was $1,552.26); *Caterpillar Inc.* (avail. Jan. 5, 2001) (concurring with the exclusion of a proposal where the proponent held 30 shares and the market value of these shares was not at least $2,000); *International Paper Co.* (avail. Jan. 5, 2011) (concurring with the exclusion of a proposal where the proponent held 29 shares and the market value of these shares was $1,007.75).

Consistent with the precedent cited above, the proof of beneficial ownership provided by the Proponent does not demonstrate that the Proponent has owned at least $2,000 in market value, or 1%, of the Company's securities. Accordingly, the Company intends to exclude the Proposal under Rule 14a-8(f), because the Proponent has not demonstrated that he is eligible to submit the Proposal under Rule 14a-8(b).

III. Conclusion.

Based upon the foregoing analysis, the Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Commission if the Proposal is excluded from the Company's Proxy Materials pursuant to Rule 14a-8(f), as the Proponent has not demonstrated that he has continuously held at least $2,000 in market value, or 1%, of the Company's securities for at least one year by the date the Proponent submitted the Proposal, as required by Rule 14a-8(b).

* * * *

If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the determination of the Staff's final position. In addition, the Company requests that the Proponent copy the undersigned on any response it may choose to make to the Staff, pursuant to Rule 14a-8(k).

Sincerely,



Dane Allen
Assistant Corporate Secretary & Senior Corporate Counsel

Enclosures
cc: Mr. John R. Chevedden

Exhibit A

Proposal

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

Ms. Abigail L. Jones
Corporate Secretary
QEP Resources, Inc. (QEP)
1050 17th Street
Suite 500
Denver, CO 80265
PH: 303-672-6900
FX: 303-294-9632

Dear Ms. Jones,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB MEMORANDUM M-07-16***

Sincerely,



John Chevedden



Date

cc: William Kent <william.kent@qepres.com>
Director, Investor Relations
PH: 303-405-6665

[QEP: Rule 14a-8 Proposal, November 30, 2015]

Proposal [4] – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Delaware law allows 10% of our shares to call a special meeting – yet our company does not permit even 100% of our shares to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This is important because there could be 15-months between annual meetings.

It may be possible to adopt this proposal by incorporating brief text similar to this into our governing documents:

"Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Chairman of the Board or the President, and shall be called by the Chairman of the Board or President or Secretary upon the order in writing of a majority of or by resolution of the Board of Directors, or at the request in writing of stockholders owning 10% of the entire capital stock of the Corporation issued and outstanding and entitled to vote."

This shareholder proposal may obtain a high vote at our 2016 annual meeting because shareholders gave 62%-support to a 2015 shareholder proposal at our company for a good governance shareholder proposal on another topic.

Please vote to enhance shareholder value:

Special Shareowner Meetings – Proposal [4]

Notes:
John Chevedden, ***FISMA & OMB MEMORANDUM M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB MEMORANDUM M-07-16

Exhibit B

Fidelity Investments Letter

12/08/2015 ***FISMA & OMB MEMORANDUM M-07-16*** PAGE 01/01

Personal Investing P.O. Box 770001 Covington, KY 45277-0045



QEP
Post-it® Fax Note 7671 | Date 12-8-15 | # of pages
To Abigail Jones | From John Chevedden
Co./Dept. | Co.
Phone # | Phone # ***FISMA & OMB MEMORANDUM M-07-16***
Fax # 303-294-9632 | Fax #

December 8, 2015

John R. Chevedden
Via facsimile to: ***FISMA & OMB MEMORANDUM M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 90 shares of FirstEnergy Corp. (CUSIP: 337932107, trading symbol: FE), no fewer than 100 shares of Intel Corporation (CUSIP: 458140100, trading symbol: INTC), no fewer than 100 shares of QEP Resources, Inc. (CUSIP: 74733V100, trading symbol: QEP), no fewer than 500 shares of Ford Motor Company (CUSIP: 345370860, trading symbol: F) and no fewer than 100 shares of CBRE Group, Inc. (CUSIP: 12504L109, trading symbol: CBG) since November 1, 2014.

I can also confirm that Mr. Chevedden has continuously owned no fewer than 150 shares of Huntsman Corporation (CUSIP: 447011107, trading symbol: HUN) since November 21, 2014.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist


RECEIVED
DEC 08 2015
By Reception
MW
3:30pm

Our File: W703093-07DEC15

Exhibit C

Deficiency Notice



December 10, 2015

BY FEDEX AND ELECTRONIC MAIL

Mr. John Chevedden

FISMA & OMB MEMORANDUM M-07-16

Re: Rule 14a-8 Shareholder Proposal Deficiency Notice

Dear Mr. Chevedden:

On November 30, 2015, QEP Resources, Inc. (the "Company") received correspondence from you submitting a shareholder proposal (the "Proposal") for inclusion in the Company's proxy statement for its next annual meeting of shareholders. The correspondence indicates that the requirements of Rule 14a-8 of the Securities Exchange Act of 1934 ("Rule 14a-8"), will be met including the continuous ownership of the required stock value through the date of the Company's upcoming shareholder meeting. Subsequently, on December 8, 2015, the Company also received from you a copy of a letter dated December 8, 2015 from Fidelity Investments that provides verification that you have continuously owned no fewer than 100 shares of QEP Resources, Inc. since November 1, 2014.

This notice is to inform you that the documentation provided on December 8, 2015 does not sufficiently demonstrate that you are eligible to submit the Proposal under Rule 14a-8 for the reasons noted below.

In order to establish your eligibility to submit the Proposal under Rule 14a-8, you are required to provide the Company with documentation that demonstrates that you have continuously held shares with at least $2,000 in market value for at least one year prior to the date you submitted the Proposal. Although the correspondence dated December 8, 2015 clearly indicates you have held shares continuously for one year, the correspondence does not specify the exact number of shares you have held continuously for one year. In order to determine whether you have held shares with at least $2,000 in market value, we will need to know the precise number of shares you have continuously held.

To assist you, please note that in order to determine the market value of securities held for the purposes of eligibility to submit proposals under Rule 14a-8, the staff of the SEC's Division of Corporation Finance (the "SEC Staff") has published Staff Legal Bulletin No. 14 ("SLB 14"). Pursuant to SLB 14, the SEC Staff has indicated that in order to determine whether a shareholder satisfies the $2,000 threshold, the SEC Staff looks at whether, on any date within

Independence Plaza \ 1050 17th Street, Suite 800 \ Denver, Colorado 80265
P 303.672.6900 \ F 303.294.9632 \ W qepres.com



60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater.

During the 60 day period immediately prior to your November 30 correspondence (October 1 through November 29), the highest selling price of the Company's stock was $16.95 on November 3. Consequently, you will need to demonstrate continuous ownership of approximately 118 shares of Company stock in order to meet the Rule 14a-8 minimum market value threshold of $2,000.

In order for the Proposal to be properly submitted, you must provide the Company with additional verification that complies with the requirements of Rule 14a-8 that you have continuously held at least 118 shares of stock in the Company as explained above. Such verification of ownership must be postmarked or transmitted no later than 14 calendar days from the date you receive this notice.

Please note that the Company has made no inquiry as to whether or not the Proposal, if properly submitted, may be excluded pursuant to Rule 14a-8(i) or for any other reason. The Company will make such a determination once the Proposal has been properly submitted.

Sincerely,



Abigail Jones
Vice President, Compliance and Corporate Secretary

Exhibit D

December 14, 2015 Email from Mr. Chevedden

Abby Jones

From:	***FISMA & OMB MEMORANDUM M-07-16***
Sent:	Monday, December 14, 2015 6:37 PM
To:	Abby Jones
Subject:	Rule 14a-8 Proposal (QEP)
Attachments:	CCE08122015_7.pdf

Dear Ms. Jones,
I purchased my stock in the company at $33 a share in 2013.
The stock is now down to $12 a share.
The stock price would almost have to tipple in order to get back to my purchase price.
John Chevedden